# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZoomInfo Technologies Inc., CIK 0001794515
CUSIP: 98980F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 330 W Columbia Way, Floor 8, Vancouver, Washington (WA), 98660
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-26-003350
Filed by CIK 0001832568

## Reporting persons
- RPD Fund Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,131,391; sole dispositive power 0; shared dispositive power 6,131,391; aggregate amount beneficially owned 6,131,391 (2.1% of the class)
- Ahmet H. Okumus: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); sole voting power 875,111; shared voting power 6,131,391; sole dispositive power 875,111; shared dispositive power 6,131,391; aggregate amount beneficially owned 7,006,502 (2.3% of the class)

## Item 1. Issuer
Name of issuer: ZoomInfo Technologies Inc.
Address of issuer's principal executive offices: 330 W Columbia Way, Floor 8, Vancouver, Washington 98660, United States of America

## Item 2. Person Filing
Name of person filing:
RPD Fund Management LLC
Ahmet H. Okumus
Address of principal business office or, if none, residence:
RPD Fund Management LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America

Ahmet H. Okumus
c/o RPD Fund Management LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America
Citizenship:
RPD Fund Management LLC - Delaware
Ahmet H. Okumus - Republic of Turkey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
RPD Fund Management LLC - 6,131,391
Ahmet H. Okumus - 7,006,502
Percent of class:
RPD Fund Management LLC - 2.1%
Ahmet H. Okumus - 2.3%
Sole power to vote or to direct the vote:
RPD Fund Management LLC - 0
Ahmet H. Okumus - 875,111
Shared power to vote or to direct the vote:
RPD Fund Management LLC - 6,131,391
Ahmet H. Okumus - 6,131,391
Sole power to dispose or to direct the disposition:
RPD Fund Management LLC - 0
Ahmet H. Okumus - 875,111
Shared power to dispose or to direct the disposition:
RPD Fund Management LLC - 6,131,391
Ahmet H. Okumus - 6,131,391

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- RPD Fund Management LLC: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member (08/14/2026)
- Ahmet H. Okumus: /s/ Ahmet H. Okumus, Ahmet H. Okumus (08/14/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.